United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-         .)

Press Release
Signature Page

CVM FORM — ITEM 10
FINANCIAL STATUS AND GENERAL ASSETS
As a producer of minerals and metals, we have as end consumers of our products primarily the manufacturing and construction industries, two of the most cyclical components of economic activity and thus most severely affected by recessions, as occurred as of the second half of 2008. In addition, being the only truly global supplier of iron ore, the large fall in capacity utilization of steel mills in the Americas and Europe produced a shock in our sales performance.
If, on the one hand, severe economic downturns usually cause serious negative effects on financial and operational performance, on the other hand they create extraordinary opportunities for companies that embrace change and structural transformation.
Vale has leveraged its competitive advantages — low-cost world-class assets, a healthy balance sheet, a large pool of liquidity, discipline in capital allocation, a highly skilled and motivated labor force and entrepreneurial spirit — to launch several initiatives to make it stronger in the future, seeking to reduce costs on a permanent basis and raise efficiency. No investment project was cancelled, new growth options were identified and our growth potential was enhanced.
The financial results of Vale in 2009 suffered the effects of the global recession of 2008/2009. Despite the weaker performance compared to previous years, our results remained solid. In 2009, operating revenue reached R$ 49.812 billion, against R$ 72.766 billion in 2008, and R$ 66.385 billion in 2007.
GROSS REVENUE BREAKDOWN

Business segments	2007	2008	2009
Ferrous minerals	45.3%	60.2%	60.7%
Non-ferrous minerals	46.6%	30.5%	29.2%
Logistics	5.3%	5.0%	5.7%
Coal	0.4%	1.5%	2.0%
Other	2.4%	2.8%	2.4%
In 2009, operating profit, as measured by EBIT (earnings before interests and taxes) was R$ 13.181 billion, and operating margin of 27.2%, compared to 42.3% and 45.3% in 2008 and 2007, respectively. Cash generation, as measured by EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 18.649 billion.

SELECTED FINANCIAL INDICATORS

R$ million	2007	2008	2009
Operating revenue	66,385	72,766	49,812
EBIT	29,315	29,847	13,181
EBIT Margin(%)	45.3%	42.3%	27.2%
EBITDA	33,619	35,022	18,649
Net earnings	20,006	21,279	10,249
Shareholder remuneration	3,574	5,558	5,299
ROE (%)	35.1%	22.1%	10.7%
CAPITAL STRUCTURE
On December 31, 2009, Vale’s stockholders’ equity was R$ 95.737 billion. On the same date, total debt added to our obligations to related parties totaled R$ 42.077 billion, cash holdings1 amounted to R$ 19.746 billion, including R$ 6.525 billion in investment in low risk fixed income securities with maturities ranging from 91 to 360 days and average maturity of 116 days. On December 31, 2009, total debt and related parties / stockholders’ equity and minority interest index was 41.4%, compared to 44.3% and 58.0% on December 31, 2008 and 2007, respectively.
On December 31, 2008, Vale’s stockholders’ equity was R$ 96.275 billion, total debt was R$ 45.365 billion and cash holdings1 was R$ 30.033 billion. On December 31, 2007, stockholders’ equity was R$ 57.030 billion, total debt R$ 35.806 billion and cash holdings1 R$ 2.128 billion.
Vale does not have redeemable shares, has no plans to reduce capital and there is no share buyback program in progress.
ABILITY TO PAY FINANCIAL COMMITMENTS
Vale enjoys an outstanding financial position, underpinned by its powerful cash flow, large cash holdings, availability of credit lines and low-risk debt portfolio. Such position provides comfort as to our ability to pay our financial commitments.
On December 31, 2009, debt leverage, as measured by total debt/EBITDA, increased to 2.3x, compared to 1.3x and 1.1x on December 31, 2008 and 2007, respectively. The higher leverage reflects the effect of the global recession on our financial performance. At this point of the economic cycle as the recovery has not yet fed into the last twelve month cash flow generation, we deem our current debt leverage to be at an appropriate level.

[1]	Includes cash and cash equivalents and short term investments.

December 31, 2009, total debt/enterprise value ratio was 15.1%, while interest coverage, measured by EBITDA/ interest payment ratio, came to 7.81x.
DEBT INDICATORS

R$ million	2007	2008	2009
Total debt	35,806	45,365	42,077
Cash holdings*	2,128	30,033	19,746
Net debt	33,678	15,332	22,331
Total debt / EBITDA (x)	1.1	1.3	2.3
EBITDA / interest payment (x)	12.7	14.24	7.81
Total debt / EV	11.8%	28.4%	15.1%

*	Includes short term investments
SOURCE OF FINANCING FOR WORKING CAPITAL AND INVESTMENTS IN
NON-CURRENT ASSETS
Our principal sources of funds are operating cash flow, loans and financing and notes offerings, convertible or not. Additionally, in 2008, we conducted a global offering of shares which allowed a net inflow of R$ 19.273 billion.
Operational activities generated cash flows of R$ 11.538 billion in 2009 against R$ 32.187 billion and R$ 20.347 billion in 2008 and 2007, respectively. Operational cash flows have grown steadily over recent years up to 2008, driven by sales volumes and increases in the price of our products. In 2009 this growth cycle was interrupted due to the negative effects of the global recession on prices and sales volumes.
Among the most important operations in the last three years, there were:

•
In November 2009, our wholly owned finance subsidiary Vale Overseas Limited (Vale Overseas) issued US$ 1 billion (equivalent to R$ 1.7 billion2) of 30-year notes guaranteed by Vale. These notes bear interest at 6.875% per year, payable semi-annually and will mature in November 2039.

•
In September 2009, Vale Overseas also issued US$ 1 billion (equivalent to R$ 1.8 billion2) of 10-year notes guaranteed by Vale. These notes bear interest at 5.625% per year, payable semi-annually and will mature in September 2019.

•
In July 2009, our wholly owned finance subsidiary Vale Capital II issued US$ 942 million (equivalent to R$ 1.858 billion2) of mandatorily convertible notes due 2012. These notes mature on June, 2012, and mandatorily convertible into American Depositary Shares (ADS) of Vale. Additional remuneration will be payable based on the net amount of cash distributions paid to ADS holders.

[2]	Value converted by the R$/US$ Exchange rate on the date of the operation.

•
In May 2008, we entered into agreements with the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI), both long-term Japanese financing agencies, for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. JBIC actively considers providing its support by financing up to US$ 3 billion (equivalent to R$ 5.224 billion3) and NEXI will provide loan insurance in an amount not exceeding US$ 2 billion (equivalent to R$ 3.482 billion3). Vale’s projects to be financed shall meet the eligibility criteria agreed by those Japanese financial institutions.

•
In November 2009, we entered into a US$ 300 million (equivalent to R$ 522 million4) export facility agreement with Japanese financial institutions, using credit insurance provided by NEXI, to finance the construction of the Karebbe hydroelectric power plant on the Larona River in Sulawesi, Indonesia. As of December 31, 2009, we had drawn US$ 150 million (R$ 261 million4) under this facility.

•
In April 2008, we established a credit line for R$ 7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social — BNDES (the Brazilian National Development Bank) to help finance our investment program for 2008-2012. As of December 31, 2009, we had drawn the equivalent of R$ 1.554 billion under this facility.

•	In January 2008, Vale entered into a transaction with BNDES to finance working capital in the amount of R$ 2 billion.
•
In June 2007, Vale issued US$ 1.880 billion (equivalent to R$ 3.601 billion4) of mandatorily convertible notes due 2010 through its wholly-owned subsidiary Vale Capital Limited. These notes mature on June 2010 and are mandatorily convertible into ADS. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.

•
In January 2007, we obtained through our subsidiary Vale International US$ 6 billion (equivalent to R$ 10.44 billion4) as Anticipated Export Payments from a banking syndicate led by the Bank of New York and guaranteed by Vale. This line of financing is due in July 2013, and on December 31, 2009, the balance due was US$ 3.9 billion (equivalent to R$ 6.79 billion4).

[3]	Value converted by the R$/US$ Exchange rate on the date the agreement was signed.

[4]	Value converted by the R$/US$ Exchange rate on the date of the operation.

POTENTIAL SOURCES OF FINANCING USED FOR WORKING CAPITAL AND
FOR INVESTMENTS IN NON-CURRENT ASSETS
In the ordinary course of business Vale’s primary resource requirements are connected to capital investments, dividend payments and debt servicing. Sources of financing frequently used are: operational cash flow and financing which we complemented in 2007-2009 with a global share offering and two mandatorily convertible notes.
Also, the main source of financing for covering liquidity shortfall are the credit lines related to export operations, as offered by local banks (Advances on Exchange Contracts — ACCs and Advances on Exchanges Delivered — ACEs).
Vale also has revolving credit lines available. On December 31 2009, the amount available involving credit lines was US$ 1.9 billion (equivalent to R$ 3.308 billion5), of which US$ 1,150 billion (equivalent to R$ 2.002 billion5) made available to our wholly-owned subsidiary Vale International and the rest to Vale Inco. Until December 31 2009, nothing had been drawn down by Vale International or by wholly-owned subsidiary Vale Inco. However, letters of credit amounting to US$ 115 million (equivalent to R$ 200 million5) were issued related to Vale Inco’s credit line.
DEBT: LEVEL AND COMPOSITION
On December 31 2009, total debt amounted to R$ 42.077 billion with R$ 1.252 billion guaranteed by Vale assets with average tenure of 9.2 years and average cost of 5.3% per year, in US dollars.
DEBT STRUCTURE

R$ million	2007	2008	2009
Total debt	35,806	45,365	42,077
Amount guaranteed by Vale’s assets	1,041	1,166	1,252
Average maturity (in years)	10.7	9.3	9.2
Average cost (in US dollars)	6.1%	5.6%	5.3%
Since July 2005 Vale has been classified as investment grade. At present it has the following credit risk classifications: BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) e BBB (Fitch).
Short term debt is made up chiefly of trade financing denominated in US dollars basically in the form of ACCs and ACEs with financial institutions. On December 31 2009, short term debt amounted to R$ 646 million against R$ 1,088 billion and R$ 1,007 billion in 2008 and 2007, respectively.

[5]	Value converted by the R$/US$ Exchange rate on the date of the operation.

The most important long term debt categories are presented below. The amounts indicated include the short term component in the long term debt but do not include accumulated costs.
LONG TERM DEBT(*)

R$ million	2007	2008	2009
Loans and financing denominated in US dollars[6]	11,949	16,241	14,519
Fixed rate notes denominated in US dollars[6]	11,841	15,214	12,851
Securitization notes denominated in US dollars[6]	457	477	261
Non-convertible debentures denominated in Brazilian reais	5,916	5,987	6,013
Perpetual notes denominated in Brazilian reais	155	194	136
Other debt denominated in Brazilian reiais	3,895	5,437	7,151
Total	34,213	43,550	40,931

(*)	Does not include taxes
Some of the long term financial instruments contain obligations related to the maintenance of certain parameters for specific financial indicators. The main indicators are: Total debt / stockholder’s equity, total debt / EBITDA and interest coverage (EBITDA / interest payments). Vale conforms to all the required parameters for these indicators. We believe that the present clauses do not restrict in any meaningful way our capacity to take on new debt in order to meet our capital requirements. Additionally, none of the clauses restricts directly our capacity to distribute dividends or interest on own capital.

[6]	Values converted at the average exchange rate in each period: R$ 1,9483/US$in 2007, R$ 1,8375/US$ in 2008 and R$ 1,9935/US$ in 2009.

RESULTS OF OPERATIONS IN 2009, 2008 AND 2007
Demand and prices
The following table summarizes our average sale price by product for the periods indicated.

	Average sale price
	2007	2008	2009
	(R$/metric, except when designated)
Iron ore	88,32	123,70	111,68
Pellets	153,18	242,11	147,10
Manganese ore	209,13	643,97	293,33
Ferroalloys	2555,16	4978,89	2782,99
Nickel	72948,79	39804,18	29114,28
Copper	12880,74	11633,34	10430,54
Kaolin	381,63	356,59	431,87
Potash	514,53	1086,29	1040,10
Platinum (R$ /oz)	2560,55	2861,12	2142,16
Cobalt (R$ /lb)	47,85	56,98	20,01
Aluminium	5425,43	5155,77	3364,63
Alumina	660,01	640,22	451,70
Bauxite	70,29	76,20	68,12
Coal
Thermal coal	104,68	156,89	132,84
Metallurgical coal	131,26	313,39	230,48
Iron ore and iron ore pellets
Demand for our iron ore and iron ore pellets is a function of global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by global industrial production. Iron ore and iron ore pellets have a wide array of quality levels and physical characteristics. Various factors influence price differences among the various types of iron ore, such as the iron content of specific ore deposits, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Fines, lump ore and pellets typically command different prices.
In general, most of our iron ore and pellet sales are made pursuant to long-term supply contracts, with annual price adjustments negotiated between producers and clients. More recently, there is a tendency for an increased flexibility in sales prices of iron ore in the short term, responding more quickly to demand and global supply. In 2009, reference prices for iron ore fines decreased 28.2% and prices for our iron ore pellets were 44.5% lower than in 2008. Carajás iron ore fines were priced at a premium over the 2009 reference price for fines from the Southeastern and Southern Systems.
Chinese iron ore imports in 2009 reached an all-time high figure of 627.8 million metric tons, up 41.6% on a year-on-year basis, driven by steel production growth and the increasing reliance on imported iron ore.

We expect Chinese imports to remain at a high level in 2010 primarily due to strength in the final demand for carbon steel. The increase in capacity utilization rates of the steel industry in Japan, Korea, Brazil and Europe, although somewhat below pre-crisis levels, coupled with very large Chinese import volumes, has produced a dramatic change in the global iron ore market from surplus to excess demand, and these conditions should persist.
Manganese and ferroalloys
The prices of manganese ore and ferroalloys are influenced by trends in the carbon steel market. Ferroalloy prices are also influenced by the prices of the main production inputs, such as manganese ore, energy and coke. Price negotiations for manganese ore are held mainly on a spot or quarterly basis. Ferroalloy prices are settled on a quarterly basis.
Nickel
Nickel is an exchange-traded metal, listed on the London Metal Exchange (LME). It is mainly used to produce stainless steel, corresponding on average to 60-65% of global nickel consumption. Most nickel products are priced according to a discount or premium to the LME price, depending on the nickel product’s physical and technical characteristics. Nickel demand for sources of consumption other than stainless steel production represents approximately 35-40% of global nickel consumption.
We have short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with our sales for non-stainless steel applications (alloy steels, high nickel alloys, plating, and batteries) provide stable demand for a significant portion of our annual production. As a result of our focus on such higher-value segments, 60% of our sales were made into non-stainless steel applications, and our average realized nickel prices have typically exceeded LME.
We expect a strong demand for nickel during 2010. Chinese stainless steel production is picking up in 2010 and the same is happening in other major Asian producers, such as Japan, Korea and Taiwan. In North America and Europe utilization rates are increasing moderately. The consumption per capita of stainless steel in rapidly expanding emerging economies is still low and there is high growth potential from other demand sources besides stainless steel. Nickel demand for plating is expanding as a consequence of the recovery of the automobile industry. At the same time, there is also demand growth for non-stainless steel applications originating from turbines for power generation, and the electronics and rechargeable batteries industries.
Aluminum
Our sales of aluminum are made at prices based on prices on the LME or the New York Mercantile Exchange (NYMEX) at the time of delivery. Our prices for bauxite and alumina are determined by a formula linked to the price of aluminum for three-month futures contracts on the LME and to the price of alumina FOB Australia.
Copper
Growth in copper demand in recent years has been driven primarily by Chinese imports. Copper prices are determined on the basis of prices of copper metal on terminal markets, such as the LME and the Commodity Exchange (COMEX). In the case of intermediate products, prices are determined on the basis of LME copper prices discounted by treatment charges, in the case of copper concentrate, and refining charges, in the case of copper anode.

As the global economic recovery is broadening and strengthening, copper consumption is expanding at a brisk pace. In the face of the structural limitations to the supply growth of concentrates, there is fundamental support for the persistence of a relatively high price level.
Coal
Demand for metallurgical coal is driven by demand for steel, especially in Asia. Demand for thermal coal is closely related to electricity consumption, which will continue to be driven by global economic growth, particularly from emerging market economies. Price negotiations for metallurgical coal are mainly held on an annual basis. Price negotiations for thermal coal are held both on a spot and annual basis.
Logistics
Demand for our transportation services in Brazil is primarily driven by Brazilian economic growth, mainly in the agricultural and steel sectors. We earn our logistics revenues primarily from fees charged to customers for the transportation of cargo via our railroads, port and ships. Our railways generate most of these revenues. Nearly all of our logistics revenues are denominated in Brazilian reais and subject to adjustments for changes in fuel prices. Prices in the Brazilian market for railroad services are subject to ceilings set by the Brazilian regulatory authorities (ANTT), but they primarily reflect competition with the trucking industry.
Production capacity
Capacity expansions are a key factor affecting our revenues. For more information about our expansion projects, see Investments section.
Currency price changes
A decline in the value of the US dollar tends to result in: lower operating margins and higher financial results due to exchange gains on our net US dollar-denominated liabilities and fair value gains on our currency derivatives.
Most of our revenues are denominated in US dollars, while most of our costs of goods sold are denominated in other currencies, principally the Brazilian real (62% in 2009) and the US dollar (17% in 2009). As a result, changes in exchange rates affect our operating margins.
Most of our long-term debt is denominated in US dollars. Because our functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities in our financial results.
In December 31, 2009, we had real-denominated debt of R$ 13.300 billion. Since most of our revenue is in US dollars, we use derivatives to convert our debt service from Brazilian reais to US dollars. As a consequence of the appreciation of the real in relation to the US dollar7, exchange rate and monetary variation caused a net positive impact on net income of R$ 1.580 billion in 2009. The net result of the currency and interest rate swaps, structured mainly to convert the Brazilian real-denominated debt into US dollar to protect our cash flow from currency price volatility, produced a positive effect of R$ 3.118 billion in 2009, of which R$ 463 million generated a positive impact on the cash flow.

[7]	From the beginning to the end of the year the Brazilian real appreciated 34.2% against the US dollar.

Revenues
Operating revenues totaled R$ 49.812 billion in 2009, falling 31.5% in comparison to 2008, when operating revenue reached a historical record of R$ 72.766 billion.
Individually, the most important products in terms of revenue generation in 2009 were: iron ore, nickel, pellets, railroad transportation of general cargo for third parties, alumina and copper.
OPERATING REVENUE BY PRODUCT

R$ million	2007	%	2008	%	2009	%
Ferrous minerals	30,075	45.3	43,821	60.2	30,212	60.7
Iron ore	22,065	33.3	31,113	42.8	25,234	50.7
Pellet plant operation services	78	0.1	48	0.1	18	0.0
Pellets	6,268	9.4	9,813	13.5	3,869	7.8
Manganese	145	0.2	454	0.6	275	0.6
Ferroalloys	1,225	1.8	1,886	2.6	693	1.4
Others	294	0.4	507	0.7	123	0.2
Non-ferrous minerals	30,945	46.6	22,167	30.5	14,570	29.2
Nickel	19,692	29.7	10,564	14.5	6,457	13.0
Copper	3,832	5.8	3,597	4.9	2,232	4.5
Kaolin	458	0.7	379	0.5	346	0.7
Potash	343	0.5	506	0.7	810	1.6
PGMs	663	1.0	700	1.0	291	0.6
Precious metals	166	0.2	199	0.3	133	0.3
Cobalt	262	0.4	379	0.5	84	0.2
Aluminum	3,077	4.6	2,793	3.8	1,687	3.4
Alumina	2,136	3.2	2,753	3.8	2,337	4.7
Bauxite	316	0.5	297	0.4	193	0.4
Coal	303	0.4	1,094	1.5	1,002	2.0
Logistics services	3,497	5.3	3,666	5.0	2,838	5.7
Railroads	2,879	4.3	3,075	4.2	2,322	4.7
Ports	618	0.9	591	0.8	516	1.0
Others	1,565	2.4	2,018	2.8	1,191	2.4
Total	66,385	100	72,766	100	49,812	100
In 2009, in terms of the geographical distribution of our sales destination, more than half of our operating revenues originated from sales to Asia. China continued to be the main destination of our sales, followed by Brazil, Japan, the United States, Germany and Canada.

OPERATING REVENUE BY DESTINATION

R$ million	2007	%	2008	%	2009	%
North America	11,126	16.8	9,003	12.4	4,138	8.3
USA	7,112	10.7	5,765	7.9	2,264	4.5
Canada	3,626	5.5	2,779	3.8	1,832	3.7
Others	388	0.6	459	0.6	42	0.1
South America	11,522	17.4	13,972	19.2	8,507	17.1
Brazil	9,672	14.6	11,845	16.3	7,758	15.6
Others	1,850	2.8	2,127	2.9	749	1.5
Asia	27,520	41.4	29,255	40.2	27,709	55.6
China	11,607	17.5	13,270	18.2	18,379	36.9
Japan	7,522	11.3	8,856	12.2	4,709	9.5
South Korea	2,879	4.3	2,764	3.8	1,783	3.6
Taiwan	3,373	5.1	1,734	2.4	1,365	2.7
Others	2,139	3.2	2,632	3.6	1,474	3.0
Europe	14,272	21.5	17,549	24.1	8,081	16.2
Germany	3,673	5.5	4,667	6.4	2,118	4.3
Belgium	1,342	2.0	1,647	2.3	661	1.3
France	1,470	2.2	1,560	2.1	661	1.3
United Kingdom	2,155	3.2	2,306	3.2	1,103	2.2
Italy	1,223	1.8	1,593	2.2	650	1.3
Others	4,409	6.6	5,776	7.9	2,888	5.8
Rest of the World	1,945	2.9	2,987	4.1	1,377	2.8
Total	66,385	100	72,766	100	49,812	100

SELECTED FINANCIAL DEMONSTRATIONS
Balance sheet

	on December 31
	(R$ billion)
	2007	2008	2009
Assets
Current	21.153	56.059	38.258
Long-term	4.962	5.125	7.604
Investments	1.869	2.442	4.590
Intangible assets	14.316	10.727	10.127
Property, plant and equipment	90.599	110.494	115.160
Total	132.899	184.847	175.739

Liabilities and stockholders’ equity
Current	19.347	18.639	17.416
Long term	51.839	63.852	56.778
Minority interest	4.683	6.081	5.808
Stockholders’ equity
Paid-up capital	28	47.434	47.434
Cost with capital increase	—	-161	-161
Resources linked to the future mandatory conversion in shares	3.064	3.064	4.587
Equity and Cumulative translation adjustments	—	5.990	-2.925
Revenue reserves	25.966	39.948	46.802
Total Stockholders’ equity	57.030	96.275	95.737
Total Liabilities and Stockholders’ equity	132.899	184.847	175.739
Statement of Income

	on December 31
	(R$ billion)
	2007	2008	2009
Net operating revenues	64.764	70.541	48.496
Cost of products and services	-30.084	-32.156	-27.720
Selling and Administrative	-2.55	-3.618	-2.369
Research and development	-1.397	-2.071	-1.964
Impairment	—	-2.447	—
Other operating expenses, net	-1.418	-2.849	-3.262
Operating profit	29.315	27.400	13.181
Equity results	-1.101	104	116
Amortization of goodwill	-1.304	-1.429	—
Financial results, net	277	-3.838	1.952
Gain (loss) on disposal of assets	1.458	139	93
Income before income tax and social contribution	28.645	22.376	15.342
Income tax and social contribution	-7.085	-665	-4.925
Minority interest	-1.554	-432	-168
Net income	20.006	21.279	10.249

BALANCE SHEET ANALYSIS — 2009 COMPARED WITH 2008
Vale has assets and debts denominated in different currencies such as the Brazilian real, the US dollar and Canadian dollars. On December 31 2009, 54% of assets were denominated in Brazilian reais, 24% in US dollar, 20% in Canadian dollar and 2% in other currencies. However the debt is mainly denominated in US dollars. Consequently, the effects of exchange rate variations have an impact on the financial statements, especially the US dollar, which in 2009 suffered a 25.5% depreciation compared with the Brazilian Real.
During 2009 Vale made acquisitions which resulted in an increase in assets in the order of R$ 3 billion, as described in the section Disposals, Incorporations or Acquisition of Equity Interest.
Within the context of the above-mentioned effects, the reduction of R$ 17.801 billion in current assets is mainly due to: a) reduction in cash and banks because of the variation of the US dollar vis-à-vis the Brazilian real and the acquisitions made during 2009; b) reduction in the balance of taxes to be recovered or offset as they were used to pay taxes generated during the period and c) reduction in nickel inventory because of the reduction in mining activity in Canada and in the inventory of parts for replacement and maintenance.
In relation to non-current assets, the increase of R$ 2.479 billion in 2009 refers mainly to the mark-to-market of the new derivatives operations to reduce the volatility of Vale’s cash flow. The increase of R$ 4.666 billion in fixed assets is a result of the effects of new acquisitions.
Total liabilities dropped by R$ 8.297 billion due to the depreciation of US dollar against the Brazilian real and the reduction in the balance of accounts payable to suppliers and contractors as a result of the above-mentioned reduction in inventory. It is also worth highlighting the transfer of part of the debt to current liabilities because of the due date and the obtaining of resources in the order of R$ 6 billion for non-current liabilities, as detailed in the section Public Offerings for Distribution of Securities.
RESULTS OF OPERATIONS — 2009 COMPARED TO 2008
Revenues
Operating revenues totaled R$ 49.812 billion in 2009, 31.5% lower than in 2008. Net operating revenues decreased 31.3% to R$ 48.496 billion in 2009.
In 2009, the decrease revenues was determined by lower sales volumes, R$ 10.919 billion, and lower prices, R$ 15.876 billion, against 2008.
The contraction in revenues was determined by lower iron ore prices, R$ 4.583 billion, and the decrease in shipments of iron ore, R$ 3.271 billion, pellets, R$ 3.545 billion, and nickel, R$ 1.990 billion.

Iron ore
Revenues from iron ore sales decreased by 18.9%, from R$ 31.113 billion in 2008 to R$ 25.234 billion in 2009, due to a 14.7% drop in the average sale price and a 10.5% fall in sales volumes. The drop in prices is explained by a decrease in benchmark prices, in US dollars, 28.2% for fines and 44.5% for lumps. The contraction in global demand for steel, and therefore the decrease in steel production caused the negative impact in Vale’s sales volumes.
Iron ore pellets
Revenues from pellet shipments were 60.6% lower, from R$ 9.861 billion in 2008 to R$ 3.887 billion in 2009 due to a 27.5% decrease in average sales prices and a 36.1% reduction of sales volumes. The drop in prices is explained by a 44.0% decrease in benchmark prices, in US dollars, while sales volumes decreased due to global macroeconomic conditions. The demand for pellets tend to be affected more strongly affected by changes in economic cycles when compared to demand for iron ore.
Manganese ore
Revenues from manganese ore decreased 39.4%, from de R$ 454 million in 2008 to R$ 275 million in 2009 due to lower prices. The effect of lower prices was partially offset by a 30% increase in volumes sold as a result of strong Chinese demand.
Ferroalloys
Revenues from ferroalloys sales decreased 63.3%, from R$ 1.886 billion in 2008 to R$ 693 million in 2009, due to significant drops in sales volumes, of 36.1%, and average prices, of 36.3%.
Nickel and other products
Revenues from this segment decreased by 43.3%, from R$ 13.865 billion in 2008 to R$ 7.868 billion in 2009, mainly due to the following factors:
•
Revenues from nickel sales decreased 38.9%, from R$ 10.564 billion in 2009 to R$ 6.457 billion in 2008, due to a 24.8% decline in average nickel prices. Nickel volume sold declined by 18.8% in 2009 due to the shutdown of our Sudbury and Voisey Bay operations as a result of labor strikes beginning in the second half of 2009.

•	Revenues from copper sales decreased by 55.4%, from R$ 2.023 billion in 2008 to R$ 903 million in 2009, primarily due to a 52.7% drop in volume sold due to the shutdowns described above
Kaolin
Revenues from sales of remained relatively stable, going from R$ 379 million in 2008 to R$ 346 million in 2009.
Copper concentrate
Revenues from sales of copper concentrate decreased by 15.6%, from R$ 1.574 billion in 2008 to R$ 1.329 billion in 2009, due to a 17.0% decrease in the average sale price and 5.2% decrease in volume sold.

Aluminum
Revenues from our aluminum business decreased 27.8%, from R$ 5.843 billion in 2008 to R$ 4.217 billion in 2009.
Potash
Revenues from sales of potash increased by 60.1%, from R$ 506 million in 2008 to R$ 810 million in 2009. The increase was due to a 58.7% increase in volume sold as a result of the strong performance of the Brazilian agricultural sector.
Logistics services
Revenues from logistics services decreased by 22.6%, from R$ 3.666 billion in 2008 to R$ 2.838 billion in 2009, due to a sharp fall in the volume of steel inputs transported, as a result of lower Brazilian exports.
Other products and services
Revenues from other products and services fell from R$ 3.112 billion in 2008 to R$ 2.193 billion in 2009 as a result of a reduction in revenues from transporting steel products, down 59.5% from R$ 1.348 billion in 2008 to R$ 546 million in 2009, due in large part to the reduced sales volumes because of the drop in demand.
Costs and Expenses
Our total cost of goods sold decreased from R$ 32.156 billion in 2008 to R$ 27.720 billion in 2009, a 13.8% reduction, due to a decline in volumes sold. The following were the main factors that contributed to this reduction:
•	Outsourced services. Outsourced services costs decreased by 14.8% in 2009, from R$ 5.021 billion in 2008 to R$ 4.276 billion in 2009, due to lower volumes sold.
•
Material costs. Material costs decreased by 9.6% in 2009, from R$ 6.576 billion in 2008 to R$ 5.943 billion in 2009, reflecting a reduction in demand, which was partially offset by increased maintenance expenses due to preparation for operating at full production capacity in 2010.

•	Energy costs. Energy costs decreased by 21.9% in 2009, from R$ 5.813 billion in 2008 to R$ 4.537 billion in 2009. This reduction reflected lower volumes sold and lower average prices.
•
Personnel costs. Personnel costs decreased by 2.8%, from R$ 4.193 billion in 2008 to R$ 4.077 billion in 2009, mainly due to lower production levels in response to weaker demand, which were partially offset by the impact of wage increases, pursuant to a two-year agreement with our Brazilian employees entered into in November 2008 and 2009.

•
Acquisition of products. Costs related to the acquisition of products from third parties declined by 56.7%, from R$ 2.805 billion in 2008 to R$ 1.219 billion in 2009, driven by lower volumes of products purchased.

•	Other costs. These remained relatively stable, going from R$ 7.749 billion to R$ 7.668 billion in 2009.

Selling, general and administrative expenses
Selling, general and administrative expenses decreased by 34.5%, from R$ 3.618 billion in 2008 to R$ 2.369 billion in 2009. The decrease was mainly attributable to an adjustment related to copper sales that arose from the effects of an adjustment in copper prices under the Month After Month of Arrival (MAMA) pricing system. Under this pricing system, sales of copper concentrates and anodes are provisionally priced at the time of shipment, and final prices are settled on the basis of the LME price for a future period, generally one to three months after the shipment date. In addition, there was a reduction of expenses in advertising and brand management and personnel related to new level of product commercialization.
Research and development expenses
Research and development expenses remained relatively stable, from R$ 2.071 billion in 2008 to R$ 1.964 billion in 2009. The reduction in copper, nickel, coal and logistics research expenses was compensated by an increase in research related to gas and energy.
Impairment of goodwill
No impairment was registered in 2009. In 2008, we recognized R$ 2.447 billion impairment of goodwill associated with our 2006 acquisition of Vale Inco.
Other costs and expenses
Other costs and expenses increased from R$ 2.849 billion in 2008 to R$ 3.262 billion in 2009 as a consequence of idle capacity, with stopped operations due to reduced demand and strikes in nickel plants. The impact on the difference was partially offset by the effects in 2008 of tax assessments on third-party railroad transportation services used in our iron ore operations in previous years (R$ 286 million), a provision for loss on materials (R$ 407 million) and a market value assessment of inventories (R$ 334 million).
Financial Results
We had financial income of R$ 1.952 billion in 2009, compared to financial expenses of R$ 3.838 billion in 2008. This change primarily reflects gain on derivatives in 2009, due mostly to swaps of real-denominated debt into US dollars, and the appreciation of the Brazilian real against the US dollar of 25.5% in 2009. In 2008, losses with derivatives instruments were due to the depreciation of the US dollar against the Brazilian real of 31.9%.
Income Taxes
For 2009, we recorded net income tax expense of R$ 4.925 billion, compared to R$ 665 million in 2008.

BALANCE SHEET ANALYSIS — 2008 COMPARED WITH 2007
When comparing 2008 with 2007 the fluctuations in the exchange rate have an important influence on the balances of the financial statements, mainly because of the US dollar, which appreciated 31.9% against the Brazilian real.
In the current assets the significant increase of R$ 34.906 billion in the cash and banks balances and short term investments reflect mainly the financial investment of the proceeds of the global offering of R$ 19.434 billion, as detailed in the section Public Offerings for Distribution of Securities. On the other hand, the increase of R$ 2.656 billion in the balance of taxes that are recoverable or can be offset reflects the payment of anticipated monthly income taxes which generated a balance of recoverable taxes greater than the annual amount payable because of the heavy depreciation of the Brazilian real in the taxable income of the second half of 2008.
During 2008 there was also a recovery in intangibles because of the write-off of R$ 2.447 billion, due to the non-recoverable nature of the goodwill recorded at the time of the acquisition of Vale Inco.
In non-current liabilities it is important to highlight the effect of the exchange rate on debt, adding some R$ 7.295 billion as well as the increase of R$ 1.336 billion on the mark-to-market of the currency swaps for our debt in Brazilian reais to US dollars, used to mitigate the effect of the volatility of the exchange on the operational cash flow.
The equity increase R$ 39.245 billion principally due to: a) global public offering of R$ 19.434 billion in the second half of 2007, b) the accumulated conversion adjustments of R$ 5.982 billion, c) the appropriation of the retained earnings R$ 16.220 billion and d) the increase in treasury shares held in treasury of R$ 1.658 billion.
RESULTS OF OPERATIONS — 2008 COMPARED TO 2007
Revenues
In 2008 operating revenues reached a new record at R$ 72.766 billion, 9.6% above 2007 at R$ 66.385 billion. The annual revenue increase of R$ 6.381 billion was due to higher prices, R$ 9.801 billion, and greater volume of sales at R$ 871 million. The increased value of the Brazilian real against the dollar8 during the period meant a reduction in revenues of around R$ 4.291 billion. The prices of iron ore and pellets were responsible for an increase of R$ 10.667 billion and R$ 4.024 billion respectively, offsetting the negative impact of the R$ 9.080 billion due to lower nickel prices.
Iron ore
Revenues from iron ore sales increased 41.0% from R$ 22.065 billion in 2007 to R$ 31.113 billion in 2008, mainly due to the increase of 48.3% in average sales prices, partly offset by the effects of the losses with exchange variations of 8.5%. The price increases were the result of a 65% increase in reference prices for iron ore fines in 2007, effective as from April for most clients.

[8]	The average exchange rate of US dollar against the Brazilian real in 2008 was R$ 1.8375 / US$, against the average of R$ 1.9483 / US$ in 2007.

Pellets
Revenues from pellets increased by 55.4% from R$ 6.346 billion in 2007 to R$ 9.861 billion in 2008 mainly due to the increase of 62.9% in average sales prices partly offset by the effect of losses of 9.3% with exchange variations. The average price increase was the result of an increase of 86.7% in the reference prices for blast furnace pellets and direct reduction pellets, in effect as from April 2007 for most of our clients.
Manganese
Revenues from manganese ore increased 213.1% from R$ 145 million in 2007 to R$ 454 million in 2008 reflecting mainly the increased average sales prices.
Ferroalloys
Revenues from ferroalloys increased 54.0%. from R$ 1.225 billion to R$ 1.886 billion due to an increase of 82.6% in average sales prices which was offset partially by a drop of 17% in sales volumes because of problems with the electric furnace at our French subsidiary’s plant.
Nickel and other products
Revenues from nickel and other products suffered a decline from R$ 23.062 billion in 2007 compared with the R$ 13.865 billion in 2008, due to a drop of 38.9% in average sales prices.
Potash
Revenues from potash increased 47.5%, from R$ 343 million in 2007 to R$ 506 million in 2008, driven by an 82.2% increase in average sales prices, partially offset by a drop of 25.9% in volumes sold because of fertilizer inventory build-up by Brazilian farmers.
Kaolin
Revenues from kaolin dropped 17.2% from R$ 458 million in 2007 to R$ 378 million in 2008, principally due to the 11.4% drop in volumes sold.
Copper in concentrate
Revenues from copper in concentrate remained in line with the previous year, with R$ 1.575 billion in 2008 compared with R$ 1.553 billion in 2007.
Aluminum
Revenues for ROM aluminum increased 5.7% from R$ 5.529 billion in 2007 to R$ 5.843 billion in 2008. This reflects larger volumes of aluminum sold due to the expansion of Alunorte, but was partly offset by the drop in volumes of bauxite sold to the alumina refinery.

Logistics services
Revenues from logistics services increased 4.8% from R$ 3.497 billion in 2007 to R$ 3.666 billion in 2008. Higher average prices because of the increase in fuel costs and a change in the mix of cargoes more than offset the slight reduction in contracted freight volumes. In particular:
•
Revenues from rail transportation went up by 6.8% from R$ 2.879 billion in 2007 to R$ 3.075 billion in 2008. Average prices went up 27.8% and volumes shipped dropped by 14.6% as a result of the poorer crops in 2008.

•	Revenues from port operations dropped by 4.4% from R$ 618 million in 2007 to R$ 591 million in 2008. Average prices went up 17.1%, while volumes went down by 12.2%.
Other products and services
Gross revenues from other products and services increased, from R$ 2.027 billion in 2007 to R$ 3.366 billion in 2008, reflecting the fact that this was the first year in which coal operations were fully consolidated.
Costs and Expenses
The total cost of goods sold increased 6.9% from R$ 30.084 billion in 2007 to R$ 32.156 billion 2008. This increase was due to the following factors:
•	Outsourced services. The cost of outsourced services increased 5.9% from R$ 4.741 billion in 2007 to R$ 5.021 billion in 2008 due to an increase in volumes sold and higher maintenance costs.
•	Materials costs. The cost of materials increased 36.7% from R$ 4.810 billion in 2007 to R$ 6.576 billion in 2008 due to increased sales volumes and increase in materials used in equipment maintenance.
•
Acquisition of products. The cost of acquisition of products increased 42.6% from R$ 4.890 billion in 2007 to R$ 2.805 billion in 2008 as a result of the fall in the volume of pellets because of the leasing of the joint venture pelletizing plants and the drop in volumes of nickel sold.

•	Energy costs. Energy costs increased 18% from R$ 4.927 billion in 2007 to R$ 5.813 billion in 2008 as a result of an increase in production, higher energy prices and leasing of the pelletizing plants.
•	Personnel costs. Cost with personnel increased 10.4% from R$ 3.799 billion in 2007 to R$ 4.193 billion in 2008 because of salary increases due to the two-year labor agreement.
•	Other costs. Other costs increased 12.0% from R$ 6.917 billion in 2007 to R$ 7.749 billion in 2008 because of leasing of the joint venture pelletizing plants.

Sales, general and administrative expenses
Expenses with sales, general and administrative activities increased 41.9% from R$ 2.550 billion in 2007 to R$ 3.618 billion in 2008. This variation is due to the global integration of IT infrastructure, marketing, managing of the new brand and an extraordinary copper sales price adjustment.
Expenses with R&D
Expenses with R&D increased 48.2% from R$ 1.397 billion in 2007 to R$ 2.071 billion in 2008. This increase reflects more mineral exploration studies and studies for projects in other regions, including South America, Asia, Africa and Australia.
Financial Result
We had financial expenses of R$ 3.838 billion in 2008, against financial income of R$ 277 million in 2007. The main factors involved were a loss with derivatives recorded in 2008, due to swaps of real-denominated debt into US dollars and the depreciation of the real against the US dollar of 31.9%.
Income tax
For 2008 we recorded a net income tax expense of R$ 665 million compared with the R$ 7.085 billion in 2007.
DISPOSALS, INCORPORATIONS OR ACQUISITION OF EQUITY
INTEREST
Vale does not provide guidance in the form of quantitative forecasts about future financial performance. The Company aims to release the maximum amount of information about its vision for the various markets in which it operates, explaining its strategic directives and execution; thereby, providing capital market participants with sufficient information to form their own expectations with regard to medium and long-term performance.
Events following the statements as at December 31, 2009
There was no significant impact on the statements or on Vale’s 2009 year end figures as a result of the events described herein.
Acquisition of fertilizer assets
In January 2010, Vale initiated negotiations to acquire 100% of Bunge Participações e Investimentos S.A. (BPI) which owns fertilizer assets and investments in Brazil for US$ 3.8 billion from Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V., subsidiaries of Bunge Ltd. BPI’s asset portfolio consists of: (a) phosphate rock mines and phosphate processing plants; (b) direct and indirect holdings in 42.3% of the total capital held by Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) — a listed company on the BM&F Bovespa. Of the US$ 3.8 billion, US$ 1.65 billion will go towards the phosphate-rock mines and phosphate assets belonging to BPI and the remaining US$ 2.15 billion are for the Fosfertil shares held directly or indirectly by BPI.

As part of the BPI acquisition process Vale entered into options contracts with Fertilizantes Heringer S.A. (Heringer), Fertilizantes do Paraná Ltda. (Fertipar), Yara Brasil Fertilizantes S.A. (Yara) and The Mosaic Company (Mosaic) which allow us to purchase Fosfertil shares for US$ 12.0185 per share, subject to certain conditions including the successful conclusion of the BPI acquisition.
Once Vale has successfully acquired the direct and indirect holdings of BPI, Heringer, Fertipar, Yara and Mosaic then Vale will hold a 78.90% stake in Fosfertil, which corresponds to 99.81% of the common shares and 68.24% of the preferred shares for an aggregate price of US$ 4.007 billion. The total price to be paid for the acquisition of 78.90% of Fosfertil and for the phosphate rock mine and phosphate processing plant will be US$ 5.65 billion.
Once this acquisition is concluded, Vale will launch a mandatory tender offer to buy the remaining ordinary shares held by the minority shareholders of Fosfertil, equating to 0.19% of the total, at the same price per share agreed with BPI and the other parties in the option contract.
Valesul assets sale
In January 2010, our wholly owned subsidiary Valesul Alumínio S.A. (Valesul) agreed to the sale of its aluminum assets for US$ 31.2 million. The Valesul assets included in the deal, located in the state of Rio de Janeiro, consist of: anode, reduction and foundry factory, industrial service areas and administration and inventory.
Mains acquisitions
2009
Iron ore assets in Corumbá
In September 2009, Vale concluded the acquisition of the open pit iron ore mining exploration operations in Corumbá, Brazil along with associated logistics infrastructure for US$ 750 million (equivalent to R$ 1.473 billion9) from Rio Tinto Plc. The Corumbá iron ore mine is a world class asset, defined by its high iron content, with lump reserves. The logistics assets support 70% of the operation’s transport needs. The purchase of the Corumbá assets is subject to Federal Government approval.
Potash deposits in Argentina and Canada
In January 2009, Vale purchased the Rio Colorado project in the Mendoza and Neuquén provinces in Argentina and the Regina project in the Saskatchewan province in Canada from Rio Tinto for US$ 850 million (equivalent to R$ 1.995 billion9). The Rio Colorado project includes the development of a mine with a nominal initial capacity of 2.4 Mtpy of potash, with potential for expansion up to 4.35 Mtpy. The project also includes 350 km of railway connections, port facilities and a power plant. The Regina project is still in its exploration phase, with a potential annual production in the order of 2.8 Mt of potash. The current local infrastructure will allow for the final product to be transported to Vancouver, allowing access to the expanding markets in Asia.

[9]	Value converted by the R$/US$ exchange rate at the date of disbursement.

Copper exploration assets in the African copper belt
In the first quarter of 2009 Vale purchased a 50% stake in a joint venture with African Rainbow Minerals Limited for the future development of TEAL Exploration & Mining Incorporated (TEAL) assets for the sum of US$ 60 million (equivalent to R$ 139 million10) thus expanding the strategic options for growth in the African copper market.
TEAL has two copper projects in the African copper belt already at the viable / approval stage. Together these projects may represent over the next few years a nominal production capacity of 65,000 metric tons of copper per year as well as an extensive and highly promising portfolio of copper exploration assets.
Coal assets in Colombia
In the first quarter of 2009 Vale concluded its acquisition of 100% of the coal exploration assets from Cementos Argos S.A. (Argos) in Colombia for US$ 306 million (equivalent to R$ 695 million10). The assets acquired are: El Hatillo coal mine, located in the Cesar department; Cerro Largo, a coal deposit under exploration; a minority stake in the Fenoco consortium that owns the concession and operation of the railroad linking the coal operations to the SPRC port; and 100% of the port’s concession.
Increased holdings in CSA
In the third quarter of 2009, Vale agreed with ThyssenKrupp Steel AG to increase our holdings in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) from the current 10% to 26.87% by a capital injection of € 965 million (equivalent to R$ 2.532 billion10). By the end of 2008, Vale’s contributions to CSA amounted to US$ 478 million (equivalent to R$ 930 million11). CSA is building an integrated steel slab plant, with a nominal capacity of 5 million metric tons of steel slab per year in the state of Rio de Janeiro. Production is scheduled to commence in the first semester of 2010. As a strategic partner of ThyssenKrupp, Vale is the exclusive supplier of iron ore to CSA.
2008
Mining rights in Minas Gerais
In the second quarter of 2008 Vale purchased the iron ore exploration rights from Mineração Apolo, located in the municipalities of Rio Acima and Caeté, in Minas Gerais. The total cost of the acquisition, that increased Vale’s estimated resources in 1.1 billion metric tons of iron ore, was US$ 154.3 million (equivalent to R$ 255.8 million12), whereby US$ 9.3 million (equivalent to R$ 15.4 million13) were paid as a call option in May 2005 and US$ 145 million (equivalent to R$ 240.4 million13) in 2008.

[10]	Value converted by the R$/US$ exchange rate at the date of disbursement.

[11]	Value converted at the exchange rate R$ /US$ at the date of each disbursement.

[12]	Value converted by the R$/US$ exchange rate on 5/5/2008, date of the acquisition disclosure.

2007
Conclusion of the Inco acquisition
In January 2007, Vale completed its acquisition of Inco (currently known as Vale Inco) thus increasing its holdings from 87.73% to 100%, and making the final acquisition payment of US$ 2.053 billion (R$ 4.0 billion13).
Acquisition of AMCI Holdings Australia Pty
In April 2007, Vale paid US$ 656 million (equivalent to R$ 1.328 billion13) for 100% of AMCI Holdings Australia Pty (now known as Vale Australia). Vale Australia has coal operations and exploration projects in Australia.
Acquisition of the remaining holdings in MBR
In May 2007, Vale increased its holdings in the subsidiary Minerações Brasileiras Reunidas S.A.- MBR (MBR), which owns some of the best iron ore assets in the world. The direct holdings in MBR is 49%. The other 51% belong to Empreendimentos Brasileiros de Mineração S.A. — EBM (EBM). Prior to May 2007, we held 80% of the capital for EBM. With the aim of increasing our holdings in MBR, we acquired additional holdings in EBM’s equity, equivalent to 6.25% and signed usufruct agreement, which gives Vale effective ownership of the remaining 13.75% capital in EBM for the next 30 years. We paid US$ 231 million (R$ 467 million13) for the share acquisition. The usufruct contract involved a down payment of US$ 61 million (R$ 116 million13) in January 2008 and a commitment to pay the remainder in 29 annual payments of US$ 48 million (R$ 93 million13). The increase of our holdings in MBR will allow us to leverage synergies and increase our exposure in the iron ore market.
Norte-Sul Railroad Concession
In October 2007, we won the auction for the commercial operation of a 720km stretch of the Norte-Sul (North-South) railroad in Brazil. Part of this network (225km) is already in operation and the remaining segments should be ready at the end of 2008 and beginning of 2009. We will pay in the region of R$ 1.478 billion for the right to operate this segment for a period of 30 years. In December 2007, we paid the first installment, a sum of R$ 739 million which is equivalent to 50% of the total price of the sub-concession, and in May 2009 we paid the second installment of R$ 462 million.

[13]	Value converted by the R$/US$ exchange rate at the date of disbursement.

Main disposal of investments and sale of assets
In accordance with our strategy, we continue to reduce our holdings in non-essential assets. The following is a summary of the main disposals and sales of assets in the three-year period.
2009
Usiminas
In the second quarter of 2009, Vale sold its 2.93% share in Usiminas for R$ 595 million.
PTI
Vale sold, through the bookbuilding process, 205,680,000 of its shares in the subsidiary PTI, equivalent to 2.07% of the PTI shares in circulation, for IDR 925.6 billion equivalent to US$ 91.4 million (equivalent to R$ 171 million14).
Sale of forest assets to Suzano
In July 2009, Vale entered into an agreement with Suzano Papel e Celulose which involved Vale supplying reforested wood from and the sale of forest assets, totaling 84,700 hectares and including areas of eucalyptus forest preservation located in the southwest of Maranhão. The agreed sum for this deal was R$ 235 million.
Sale of nickel assets
In the last quarter of 2009 Vale sold downstream non-strategic assets: Jinco Nonferrous Metals Co. (US$ 6.5 million — R$ 11 million14), International Metals Reclamation Company (US$ 34 million — R$ 59 million14). These companies produced very specific and low profit nickel products.
2008
Jubilee Mines
In the first quarter of 2008, Vale sold its minority holdings in Jubilee Mines, a nickel producer in Australia, for US$ 130 million (R$ 232 million14).
2007
Lion Ore
In July 2007 Vale sold its minority holdings in Lion Ore Mining International, a Canadian company operating in the nickel market for US$ 105 million (R$ 197 million14).

[14]	Value converted by the R$/US$ exchange rate at the date of disbursement.

Log-In
In June 2007, Vale held an IPO for the ordinary shares in Log-In Logística Intermodal S.A. (Log-In), formerly a wholly-owned subsidiary in the logistics segment. Vale currently holds 31.3% of the equity and of the voting shares in Log-In and has an agreement with Mitsui & Co. regarding the appointment of board members. Log-In provides container logistics services.
Usiminas
In the first half of 2007, Vale sold part of its holdings in Usiminas, a publicly traded steel manufacturer in a public offering for a total of US$ 728 million (R$ 1.475 billion15). We maintained a holding of 2.9% in Usiminas’ equity and continue to take part in the shareholders agreement, but in the 2Q09 as mentioned before we sold our shares.
CHANGES IN ACCOUNTING PRACTICES
There were no qualifications or points in the independent auditor’s reports relating to the financial statements of 2007, 2008 and 2009. There were no significant changes in accounting practices, except for Law 11,638, December 28, 2007, amended by Medida Provisória (MP) nº. 449, of December 4, 2008, later converted into Law 11,941, May 27, 2009, that changed and introduced new provisions to Corporate Law. Such legislation had as its main objective to upgrade the Brazilian Corporate Law to enable the convergence of accounting practices adopted in Brazil with those contained in international accounting standards that are issued by the International Accounting Standards Board — IASB. As permitted by CVM Resolution No. 565, for the first time Vale adopted in full without qualifications the provisions of Law No. 11,638 and Provisional Measure No. 449 for the year ended December 31, 2008. The financial statements of 2007, presented jointly with those of 2008, were prepared in accordance with accounting practices adopted in Brazil and in force until December 31, 2007, as permitted by the technical pronouncement CPC 13.
As part of this alignment with international practices, the Accounting Standards Committee (CPC) issued 15 orders in December 2008, ratified by the CVM with effect from the start of 2008.

[15]	Value converted by the R$/US$ exchange rate at the date of disbursement.

The effects on net income and net equity of the adoption of new accounting practices are as follows:

		Stockholders’
R$ million	Net income	equity
Balance in the financial statements prior to adoption	29,708	98,553
CPC 01 - Reduction in the recoverable value of assets (a)	-2,447	-2,447
CPC 02 - Conversion of Financial Statements (b)	-5,982	—
CPC 08 - Transactions cost and premiums on issue of securities (c)	—	161
CPC 14 - Financial Instruments (d)	—	8
Balance per financial statements as at December 31, 2008	21,279	96,275

(a)
On November 1, 2007 the CVM released Resolution nº. 527 approving the accounting pronouncement CPC 01, that deals with the reduction in the recoverable value of assets, to be applied from the year ended December 2008. In accordance with this pronouncement asset values must be reviewed to ensure carrying values are recoverable. The other pronouncements had been already adopted by the Company and had no impact.

The performance of this review resulted in a loss of R$ 2.447 billion due to the reduction of the goodwill value associated with the nickel business, that was recognized in the period.

(b)
On January 29, 2008, CVM issued Resolution No. 534 approving technical pronouncement CPC 02 of the Accounting Pronouncements Committee, which addresses the effects of changes in exchange rates and re-measurement of financial statements. Accordingly, the effects of exchange rate fluctuations on foreign investments with a different functional currency to the parent company, must not affect the net income for the year ended 2008. The effects must be recognized directly in a transient account of stockholders’ equity, named Cumulative Translation Adjustment. Vale made adjustments related to new practices for the fourth quarter of 2008. The effects are disclosed in the Balance Sheet and Income Statement in the column of new practices and had a negative impact for the company’s result represented by a loss of R$ 5.982 billion, mostly relating to exchange variations in the subsidiary Vale Inco.

(c)
On November 12, 2008 the CVM issued Resolution nº 556 approving technical pronouncement CPC 08 of the Accounting Pronouncements Committee, that addresses the accounting for transaction costs and premiums on issue of securities. According to it, the costs related to the funding of equity must be accounted for in a determined account at the stockholder’s equity.

(d)
On December 17, 2008, CVM issued Resolution nº 566 approving the technical pronouncement CPC 14 of the Accounting Pronouncements Committee, which addresses the recognition, measurement and disclose of Financial Instruments. This figure represents the fair value adjustment of available for sale.

CRITICAL ACCOUNTING POLICIES
The criteria mentioned below refer to the critical accounting practices adopted and are reflected in the consolidated financial statements.
An accounting practice is considered critical when it is important and relevant to the financial situation and the results of operations and requires significant estimates and judgment calls by the management at Vale. The summary of significant accounting policies can be found in Explanatory Note 6 of the financial statements.
Mineral reserves and mines’ life expectancy
Estimates of proven and probable reserves are regularly evaluated and updated. The proven and probable reserves are determined using generally accepted estimation techniques. The calculation of reserves requires Vale to make assumptions on future conditions that are extremely uncertain, including future ore prices, exchange rates, rates of inflation, mining technology, availability of licenses and production costs. Changes in some of these assumptions may have significant impact on recorded proven and probable reserves.
The estimate of the volume of mineral reserves is based on the calculation of the extent of the exhaustion of the respective mines and their estimated life expectancy is an important factor to consider when quantifying the provision for the mines’ environmental rehabilitation when calculating fixed asset write-downs. Any changes in the estimates for the reserve volume of the mines, and the useful life of assets attached to them may have a significant impact on depreciation charges, exhaustion and amortization, recognized in financial statements as cost of goods sold. Changes in the estimated life expectancy of the mines could cause significant impact on estimates of provisions for environmental costs and the recovery at the time of the write-down of the fixed assets.
Environmental costs and recovery of degraded areas
Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities.
Vale acknowledged a liability in line with market value for asset retirement obligation in the period in which they are incurred, if a reasonable estimate can be made. Vale believes the accounting estimates related to land reclamation and closure costs of a mine are a critical accounting policy because: (a) we will not incur the majority of these costs for several years. This requires long-term estimates (b) laws and regulations surrounding closure and restoration may change in the future or circumstances that affect our operations may change, and in any case can significantly deviate from current plans, and (c) calculating the market value of the liability for asset retirement requires that we make assumptions to project cash flows, as well as estimates of inflation rates, to determine the rate of interest on risk-free credit and determine premiums for market risks applicable to operations.
Our Environmental Department developed a guide, which defines the rules and procedures that should be used to evaluate our asset retirement obligations. The future costs of retirement of all of our mines and sites are reviewed annually, considering the actual stage of exhaustion and the projected exhaustion date of each mine and site. The future estimated retirement costs are discounted to present value using a credit-adjusted risk-free interest rate.

Income tax
Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment, estimates and assumptions about matters that are highly uncertain. For each income tax asset, we evaluate the likelihood of whether some portion or the entire asset will not be realized. The provison made in relation to accumulated tax losses carryforward depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded based on our production and sales plans, selling prices, operating costs, environmental costs, group restructuring plans for subsidiaries and site reclamation costs and planned capital costs.
Vale acknowledges an allowance for loss where it is believed that tax credits will not be fully recoverable in the future.
Contingencies
Contingent liabilities are recorded and published, unless the possibility of loss is considered remote by legal advisors. The contingencies, net of legal deposits, can be found in the notes in the financial statements.
The recording of contingencies for a particular liability on the date of the financial statements is made when a value can be reasonably estimated for loss. As is their nature contingencies will be resolved when one or more future events occur or fail to occur. Typically, the occurrence of such events does not depend on our actions, which hinders the generation of precise estimates about the exact date on which such events will occur. Assessing such liabilities, particularly in the volatile Brazilian legal environment, involves relying on significant estimates by management regarding the results of these future events.
Employee post-retirement benefits
Vale’s Brazilian workers, and the majority of Brazilian workers in our subsidiaries, participate in supplementary social security plans administered by Fundação Vale do Rio Doce de Seguridade Social — Valia. Valia, sponsored by Vale and these subsidiaries, is a complementary pension fund foundation, a non-profit organization, that has financial and administrative autonomy. Most participants in plans maintained by Valia are members of a “new plan” called “Vale Mais” implemented by Valia in May 2000. In general, it is a defined contribution plan with a defined benefit feature relating to services rendered prior to May 2000 and another product of defined benefit in events hedging as temporary or permanent disability and death. Valia still retains the “old plan” which is a defined benefit plan with benefits based on length of service, salary and pension benefits. This plan includes the retired participants and their beneficiaries, as well as a few employees who refused to migrate from the previous plan to “Vale Mais” when it was created in May 2000. Employees of Albras, Alunorte, MBR and CADAM participate in different pension funds maintained by Bradesco Vida e Previdência S.A..
Vale Inco sponsors defined benefit pension funds, primarily in Canada, the United States, the United Kingdom and Indonesia.

Each of the jurisdictions in which the plans are offered have their own legislation which, besides other statutory requirements, determine the minimum contributions to be made to the plans, in order to offset their potential liabilities, calculated in accordance with local laws. Effective as of January 1, 2009, the defined benefit plan for employees that are non-unionized in Canada has been closed to new participants, and from February 1, 2009, the defined benefit plan in Indonesia has been closed to new participants. A defined contribution plan will be offered to new employees from 1 July 2009. The current employees can leave the defined benefit plan and move to the defined contribution plan as of January 1, 2010. The current employees will leave the defined benefit plan and move to the defined contribution plan as of January 1, 2010. Vale Inco Newfoundland and Labrador Limited, a subsidiary of Vale Inco, has a defined contribution plan. In addition, Vale Inco plans to offer additional retirement benefits to qualified employees.
Conversion of foreign currency transactions
The assets and liabilities held in foreign currencies are converted at the market exchange rate on the date of the financial statements, for example US$ 1.00 is equivalent to R$ 1.7412 on December 31, 2009 (US$ 1.00 equivalent to R$ 2.3370 on December 31, 2008 and R$ 1.7713 on December 31, 2007).
Revenue from sales, costs and expenses recorded in foreign currencies are translated at the average rate for the month of their occurrence.
Impairment of goodwill
At least annually Vale tests the recoverability of indefinite intangible assets that are mainly constituted of goodwill from expectative on future results from business combination. This process involves reviewing all estimates for price, demand, interest rates, costs and etc. used to calculate the discounted cash flow of each of the main cash-generating units, used as a parameter to measure recoverability of goodwill and assets related to these cash-generating units. The recoverability of assets based on discounted cash flow depends on various estimates, which are influenced by market conditions at the time that recoverability is tested and thus cannot determine if further loss of recoverability will occur in the future. In 2009 there was no recorded loss and in 2008 a loss was recorded for non-recoverability to the amount of R$ 2.447 billion.
INTERNAL CONTROLS
Our management is responsible for establishing and maintaining adequate internal control over financial through a process designed to provide reasonable comfort for the reliability of financial reporting and the preparation of financial statements.
Management established a process for evaluating internal controls by applying a methodology for process mapping and risk assessment and identification of controls applied to mitigate the risks affecting Vale’s ability to initiate, authorize, record, process and publish relevant information in financial statements.
At year-end no shortcomings in the implementation of relevant controls were identified in the tests run by management. During the financial year, any identified shortcomings in the implementation of controls are corrected by implementing action plans that guarantee their effectiveness at year-end.
The independent auditors did not identify any deficiencies in their report or provide any further recommendations concerning the effectiveness of Vale’s internal controls.

PUBLIC OFFERINGS FOR DISTRIBUTION OF SECURITIES
2009
Public offering of US$ 942 million in mandatorily convertible notes due in 2012
On July 7 2009, Vale announced an offering of US$ 942 million (US$ 1.858 billion16) in mandatorily convertible notes due in 2012 (Series VALE-2012 and Series VALE.P-2012) through its subsidiary Vale Capital II.
Notes from Series VALE-2012 and VALE.P-2012 bearing interest of 6.75% per year, payable quarterly. On reaching maturity on June 15, 2012, or before if certain events occur, notes from Series VALE-2012 will be compulsorily exchanged for ADSs, each representing one common share or preferred class A share issued by Vale. Additional remuneration will be paid based on the net amount of cash distributions paid to holders of ADSs.
The ADSs, together, represent an amount of up to 18,415,859 shares and 47,284,800 Class A preferred shares issued by Vale, which Vale currently holds as treasury stock.
Global offering of $1 billion in bonds maturing in 2019
On September 8, 2009 Vale issued $1 billion (R$ 1.8 billion16) in bonds maturing in ten years time, through its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas).
The notes will mature in September 2019, bearing interest of 5 5/8% per year, payable semi-annually, at a price of 99.232% of the principal amount. The bonds were priced with a spread of 225 basis points over US Treasury, resulting in a yield to maturity of 5.727%.
Global offering of $1 billion in bonds maturing in 2039
On November 3, 2009, Vale offered US$1 billion (R$ 1.7 billion16) offering of 30-year notes through its wholly-owned subsidiary Vale Overseas Limited.
The notes will mature in November 2039, bearing interest of 6.875% per year, payable semi-annually, at a price of 98.564% of the principal amount. These notes were priced with a spread of 265 basis points over US Treasury, resulting in a yield to maturity of 6.99%.
As published, Vale will use the net proceeds of these offerings for general corporate purposes.

[16]	Value converted by the R$/US$ Exchange rate on the date of the operation.

2008
Global public primary offering
On July 17, 2008, Vale priced a global primary public offering of 256,926,766 common shares and 189,063,218 preferred shares, all registered and with no par value issued by Vale, including ADSs, represented by American Depositary Receipts (ADRs), at a value of R$ 46.28 per common share and US$ 29.00 or € 18.25 per common ADS, and R$ 39.90 per class A preferred share and US$ 25.00 or € 15.74 per preferential ADS, totaling an amount of R$ 19.434 billion.
Vale used the net proceeds of this offering for general corporate purposes, which may include the financing of its organic growth program, strategic acquisitions and increased financial flexibility, as published at the time.
2007
Offering of $ 1.88 billion in mandatorily convertible notes due in 2010
On June 19, 2007, Vale made an offering at a value of US$ 1.88 billion (R$ 3.601 billion17) of mandatorily convertible notes (Series RIO and Series RIO P) maturing in 2010 through its wholly-owned indirect subsidiary Vale Capital.
The notes are due in 2010. Series RIO (Notes from Series RIO) and Series RIO P (Notes from Series RIO P) and will bear interest of 5.50% per year, payable quarterly. At their maturity on June 15, 2010, or upon certain events, the Series RIO and RIO P will be mandatorily converted to ADSs, each representing one preferred class A share of Vale. Additional interest will be paid based on the net amount of cash distributions paid to holders of ADSs.
Vale used the net proceeds of this offering for general corporate matters as published in the prospectus.

[17]	Value converted by the R$/US$ Exchange rate on the date of the operation.

SIGNIFICANT ITEMS NOT INCLUDED IN THE BALANCE SHEET AND THEIR
EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS
We do not expect any relevant effects in revenues, expenses, operational results, financial expenses or other items of the financial statements derived from items not included in the balance sheet, as described below.
Guarantees offered by Vale on behalf of Vale Inco New Caledonia
In December of 2004, Vale Inco provided certain guarantees on behalf of Vale Inco New Caledonia (VINC) pursuant to which it was guaranteed payments due from VINC of up to a maximum amount of R$ 174 million (US$ 100 million) in connection with an indemnity, guarantees offered by BNP Paribas. The Company also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) other amounts payable by VINC under a lease agreement covering certain assets.
During the second quarter two new bank guarantees totaling R$ 108 million (€ 43 million) were established by the Company on behalf of VINC in favor of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Vale provided a guarantee covering certain termination payments due from VINC (Vale Inco New Caledonia) to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be R$ 364 million (€ 145 million). Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
Stock options for the sale of VINC shares
Sumic Nickel Netherlands B.V., a 21% shareholder of VINC, has a put option to sell to Vale 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the nickel-cobalt development project, as measured by VINC’s financing in local currency converted by US dollar at specific exchange rate, exceeds the agreed value with the shareholders and an agreement cannot be reached on how to proceed with the project.

Guarantees provided by Vale Inco Newfoundland and Labrador Limited
In February 2009, Vale Inco Newfoundland and Labrador Limited (“VINL”), Vale’s subsidiary, entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador Canada, which permits VINL to ship up to 55,000 metric tones of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of R$ 27 million (CAD$ 16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The maximum amount of this financial assurance is R$ 186 million (CAD$ 112 million) based on seventh shipment of nickel concentrate. As at December 31, 2009, all letters of credit had been issued, remaining R$ 102 million (CAD$ 61.6 million) opened.
Participatory Company Debentures
At the time of our privatization in 1997, Vale issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.
Vale has 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiums, paid semiannually, corresponding to a percentage of net revenues from specific mine resources as set forth in the indenture.
Operational leasings
Concessions, sub-concessions and leasings of our subsidiaries are treated for accounting purposes as operational leases and have the following characteristics:

Characteristics		FNS		FCA	MRS
1)	Total installments	3		112	118
2)	Frequency of payment	(*	)	Quarterly	Quarterly
3)	Correction index	IGP-DI FGV		IGP-DI FGV	IGP-DI FGV

4)	Total installment paid	2		47	50
5)	Current value of installment (R$ million)
	Concession	—		2	3
	Leasing	—		29	49
	Subconcession	496		—	—

(*)	according to the delivery of each stretch of railroad.

INVESTMENTS18
In 2009 investments, excluding acquisitions, reached R$ 17.977 billion with R$ 11.658 billion allocated to project development, R$ 2.015 billion in R&D and R$ 4.302 billion in maintenance of ongoing operations. Investments in corporate social responsibility amounted to R$ 1.558 billion, with R$ 1.157 billion allocated to environmental protection and R$ 401 million in social projects.
Investments in acquisitions came to R$ 7.448 billion in 2009. The main acquisitions are detailed in the section Disposals, Incorporations or Acquisition of Equity Interest.
In 2008 we had investments in the order of R$ 18.961 billion, of which R$ 11.865 billion went to organic growth, made up of R$ 6.457 billion in projects and R$ 1.953 billion in R&D, while R$ 4.910 billion was invested in maintenance of ongoing operations.
During 2007 Vale made investments of R$ 21.439 billion, of which R$ 10.566 billion went to organic growth, made up of R$ 9.122 billion in projects and R$ 1.444 billion in R&D, while R$ 4.290 billion was invested in stay in business and R$ 6.583 billion in acquisitions.
We used cash from operations and also issued securities to cover the cost of our investments.
DESCRIPTION OF MAIN PROJECTS

		Carried out			Budget[19]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
Ferrous Minerals / Logistics	Carajás — additional 30 Mtpy	144	919	766	822	4,245	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Start-up planned for 1H12, depending on concession of environmental licenses.

	Carajás — additional 10 Mtpy	—	31	90	154	497	This project will add 10 Mtpy of iron ore to current capacity. It involves investment in the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 1H10.

	Carajás Serra Sul (mine S11D)	—	107	425	2	19,352	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

[18]	Budget investment prepared in US dollars, however we use the average exchange rate for the period for conversion.

[19]	Amounts converted at the Exchange rate of 19/10/2009, date of publication of th invesment budget avaiable a tour site www.vale.com

		Carried out			Budget[19]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
	Apolo	—	4	18	65	4,298	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Conceição — Itabiritos	—	—	14	315	2,004	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

	Vargem Grande — Itabiritos	—	—	—	135	1,670	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Aboboras mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors

	Tubarão VIII	1,0	151	415	209	1,089	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Omã	1,2	141	686	829	2,323	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

		Carried out			Budget[19]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
	Teluk Rubiah	—	—	8	168	1,542	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

Non-ferrous minerals	Onça Puma	1,046	1810	969	874	3,935	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	64	75	112	250	620	Mine in Sudbury, Canada — planned to produce 8.200 tpy of nickel as well as copper and precious metals as by-products. The Project is being implemented with conclusion scheduled for 1H11.

	Long-Harbour	58	125	201	755	4,832	Nickel processing facility in the provinces of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Salobo	105	410	870	1028	3.097	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 2H11.

	Expansão Salobo	—	—	4	113	1,756	The project will expand the Solobo mine annual production capacity from 127,000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Tres Valles	—	62	104	46	175	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 1H10.

	Konkola North	—	—	—	86	248	Located in the Zambian copper belt, this is an open-pit mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. Project conclusion is scheduled for 2013. This project is subject to Board approval.

		Carried out			Budget[19]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
	Bayóvar	—	94	590	375	821	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate rock. Project under implementation with conclusion scheduled for 2H10

	Rio Colorado	—	—	—	521	7,054	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board approval.

	CAP	—	13	62	103	3,769	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for future expansion to produce up to 7.4 Mtpy. Completion is expected in 2H13.

	Paragominas III	—	—	16	—	834	The third phase of Paragominas III. Paragominas III will add 4.95 Mtpy of bauxite to existing capacity, with completion scheduled for 2H13.

Coal	Moatize	—	263	602	1019	2,265	This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is scheduled for 2H11.

		Carried out			Budget[19]
		R$ million
Área	Project	2007	2008	2009	2010	Total	Status
Energy	Estreito	74	292	566	319	1,204	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	25	110	106	216	702	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 90 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start-up in 1H11.

	Biofuel	—	—	92	94	522	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: April 14, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations